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                                          Filed by Regions Financial Corporation
                       Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

     Subject Companies: Union Planters Corporation (Commission File No. 1-10160)
                      Regions Financial Corporation (Commission File No. 0-6159)

                       [Regions Logo][Union Planters Logo]

INVESTOR RELATIONS CONTACT:         Jenifer M. Goforth
                                    205/244-2823
                                    jenifer.goforth@regions.com

MEDIA RELATIONS CONTACT:            Kristi Lamont Ellis
                                    205/326-7179
                                    kristi.ellis@regions.com

FEBRUARY 23, 2004

REGIONS, UNION PLANTERS NAME NEXT SET OF LEADERS

BIRMINGHAM, ALA. - Regions Financial Corp. (NYSE: RF) and Union Planters Corp. (NYSE: UPC) have organized the top management structure of the new financial powerhouse created by the merger between the two, assigning geographical responsibilities to regional bank presidents and naming senior managers to other positions.

"Deciding who will lead one of the top 15 bank holding companies in the United States was not a process we entered into lightly," said Regions Chairman and CEO Carl E. Jones Jr. "We balanced our associates' understandable desire to know something as soon as possible with a careful and deliberate approach to positioning ourselves for future stability and growth.

"Our decisions were made both easier and more difficult by the fact that our two companies share such a strong talent pool," Jones said, referring to current Union Planters CEO Jackson W. Moore, who is both president and CEO-designate of the new company. Moore is also slated to become chairman of the new company upon Jones' planned retirement from that role in June 2006.

"We congratulate our new team, and would like to invite all associates of both companies and their peers in the industry to join us in congratulating and supporting them," Jones said.

Moore will oversee the consolidated banking operations and major banking product lines, and will have the combined company's six regional bank presidents reporting to him: John I. "Jack" Fleischauer, president-Western Region (Arkansas [excluding the greater West Memphis market area], Texas and Louisiana); Adolfo Henriques, president-Southern Region (Central and Southeastern Florida, international banking and emerging markets); Peter D. Miller, president-Eastern Region (East Tennessee, Georgia, North Carolina and South Carolina); Steven Schenck, president-Mid-West Region (Western Kentucky, Missouri, Indiana, Illinois, Iowa); Samuel E. Upchurch Jr., president-South Central Region (Alabama and the Florida Panhandle); and John White Jr., president-Mid-


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South Region (Middle and West Tennessee [including the greater Memphis market area] and Mississippi).

Also reporting to Moore will be Doyle R. Rippee, William E. Askew and Lynn Harton. Rippee will head the company's corporate banking efforts and Askew its retail banking area. Harton will serve as the company's chief credit officer.

Other key positions determined were John Daniel, head of human resources; David
C. Gordon, head of operations; John Dick, information officer; J.R. Eldridge, head of risk management; Alan Deer, general counsel; Dale Calvin, head of management consulting; and Paul Crawford, head of Interstate Billing.

Morgan Keegan will continue to report to its CEO, G. Douglas Edwards, and Allen
B. Morgan Jr. remains chairman of Morgan Keegan and vice chairman of Regions. As stated in a previous release, Robert A. Goethe will head the new company's mortgage banking line of business; reporting to him will be E. Todd Chamberlain as head of mortgage sales/operations, Morgan McCarty as head of mortgage servicing/portfolio, Jeffrey G. Tennyson as CEO of EquiFirst; and Tom Holland, Regions Funding.

Other senior-level positions filled are Ronald C. Jackson, controller; Jenifer
M. Goforth, director-investor relations; Eric Haas, treasurer; Linda de la Cruz, head of financial projects and transition; Richard W. Trigger, head of management reporting, planning and analysis; James Ahern, head of corporate tax; and Charles E. Rasor, head of corporate services.

As previously released in the original Jan. 23 announcement of the definitive merger agreement, Richard D. "Rick" Horsley, Regions vice chairman and chief operating officer, and Bobby L. Doxey, Union Planners senior executive president, are co-leaders of the merger transition team. Horsley, Doxey and Chief Financial Officer D. Bryan Jordan are all part of the new company's executive management team, as are Moore, Morgan and Goethe. These individuals will report directly to the CEO. In addition, E.C. "Cris" Stone, executive vice president-loan risk management and credit policy, will also report to Jones.

ABOUT REGIONS FINANCIAL CORPORATION

Regions, headquartered in Birmingham, Ala., is a full-service provider of banking, securities brokerage, mortgage and insurance products and services. As of Dec. 31, 2003, Regions had $48.6 billion in assets and shareholders' equity of $4.5 billion. Its banking subsidiary, Regions Bank, operates more than 680 offices across a nine-state geographic footprint in the South and Texas. Its securities brokerage subsidiary, Morgan Keegan, provides investment and brokerage services from more than 140 offices. Additional information about Regions, which is a member of both the Forbes and Fortune 500, can be found at www.Regions.com.


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ABOUT UNION PLANTERS

Union Planters Corporation, Memphis, Tenn., with total assets of $31.9 billion at Dec. 31, 2003, is the largest bank holding company in Tennessee and among the 25 largest bank holding companies in the United States. Union Planters Bank, National Association, the principal banking subsidiary, was founded in 1869 and operates branches in 12 states: Alabama, Arkansas, Florida, Illinois, Indiana, Iowa, Kentucky, Louisiana, Mississippi, Missouri, Tennessee and Texas. Union Planters offers a full range of commercial and consumer financial solutions through a network of 717 banking offices, 925 ATMs and the resources of specialized business units.

Statements made in this news release and in oral statements by the management of Regions and Union Planters, other than those containing historical information, are forward-looking statements made pursuant to the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the merger between Regions and Union Planters, including future financial and operating results, Regions' and Union Planters' plans, objectives, expectations and intentions. Such statements involve risks and uncertainties that may cause results to differ materially from those set forth in these statements.

The following factors, among others, could cause actual results to differ materially from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of Regions or Union Planters stockholders to approve the merger; the risk that Regions and Union Planters may not have the ability to effect the proposed merger; the risk that the businesses will not be integrated successfully, including integration of information systems and retention of key personnel; the risk that the cost savings and any revenue synergies from the merger may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with clients, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the United States and internationally. Additional factors that could cause Regions' and Union Planters' results to differ materially from those described in the forward-looking statements can be found in the 2002 annual reports on Forms 10-K of Regions and Union Planters, and in the quarterly reports on Forms 10-Q of Regions and Union Planters, filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission's Internet site www.sec.gov.

Regions and Union Planters undertake no obligation to update these forward-looking statements to reflect events or circumstances that occur after the date on which such statements were made.

STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Stockholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Regions and Union Planters, without charge, at the Securities and Exchange Commission's Internet site www.sec.gov. Copies of the joint proxy statement/prospectus and the filings with the


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Securities and Exchange Commission that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Jenifer M. Goforth, Regions Financial Corporation, P. O. Box 10247, Birmingham, AL 35202-0247, telephone: 205/244-2823 or to Richard W. Trigger, Union Planters Corporation, 6200 Poplar Ave., Memphis, TN 38119, telephone: 901/580-5977. The respective directors and executive officers of Regions and Union Planters and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information regarding Regions' directors and executive officers is available in its proxy statement filed with the Securities and Exchange Commission by Regions on April 16, 2003, and information regarding Union Planters' directors and executive officers is available in its proxy statement filed with the Securities and Exchange Commission by Union Planters on March 7, 2003. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interest, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the Securities and Exchange Commission when they become available.

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